                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No.   4
                                              --------

                          Patina Oil & Gas Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    703224105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Thomas R. Denison - First Reserve Corporation, 1801 California
                  St., #4110, Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. |_|




Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

----------------------                                        ------------------
CUSIP No.  703224105              SCHEDULE 13D                Page  2 of 8 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF
                      ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER

     BENEFICIALLY              2,044,498

       OWNED BY       ----------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
         EACH
                               0
      REPORTING
                      ----------------------------------------------------------
        PERSON         10      SHARED DISPOSITIVE POWER

         WITH                  2,044,498

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,044,498
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                        ------------------
CUSIP No.  703224105              SCHEDULE 13D                Page  3 of 8 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF
                      ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER

     BENEFICIALLY              2,044,498

       OWNED BY       ----------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
         EACH
                               0
      REPORTING
                      ----------------------------------------------------------
        PERSON         10      SHARED DISPOSITIVE POWER

         WITH                  2,044,498

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,044,498
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                        ------------------
CUSIP No.  703224105              SCHEDULE 13D                Page  4 of 8 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VII, L.P.
          I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                / /

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               0
      NUMBER OF
                      ----------------------------------------------------------
        SHARES          8      SHARED VOTING POWER

     BENEFICIALLY              2,044,498

       OWNED BY       ----------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
         EACH
                               0
      REPORTING
                      ----------------------------------------------------------
        PERSON         10      SHARED DISPOSITIVE POWER

         WITH                  2,044,498

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,044,498
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to the statement on Schedule 13D (the "Statement"), originally filed on October 24, 1997, as amended on July 16, 1998, and on July 7, 1999, and again on June 29, 2000, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P., ("GP VII," and collectively, the "Funds"), and First Reserve Corporation ("First Reserve," and together with Fund VII and GP VII, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Issuer" or "Patina"). That
Schedule 13D is hereby amended as set forth below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Patina Common Stock in the numbers and percentages set forth in the table below:

REPORTING PARTY                                                     NUMBER OF SHARES               PERCENTAGE OF
                                                                   BENEFICIALLY OWNED                CLASS (2)
Fund VII                                                                2,044,498                      10.8%

GP VII (1)                                                              2,044,498                      10.8%

First Reserve (1)                                                       2,044,498                      10.8%

         (1) Consists of 2,044,498 shares receivable upon conversion of 776,903 shares of Preferred Stock held directly by Fund VII. GP VII is the general partner of Fund VII and may be deemed to beneficially own the shares of Common Stock owned by Fund VII. First Reserve, as the general partner of GP VII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds.

         (2) Based upon 18,970,858 shares of outstanding Common Stock. Includes 16,926,360 common shares reported outstanding by the Issuer as of July 26, 2000, and 2,044,498 shares of Common Stock that may be received upon conversion of 776,903 shares of Preferred Stock owned by the Reporting Persons.

         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII, as the general partner of Fund VII, and First Reserve, in its role as general partner of GP VII, shares with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock directly held by such Fund.

         (c) During the past 60 days, the following transactions were effected:

REPORTING                           DATE                    NUMBER OF                 PRICE               TRANSACTION
PARTY                                                         SHARES
Fund VII                          6/22/2000                    7,000                 $18.798              Common Sold

Fund VII                          6/23/2000                    31,200                $19.740              Common Sold

Fund VII                          6/26/2000                    12,000                $19.265              Common Sold

Fund VII                          6/27/2000                    45,000                $19.797              Common Sold

Fund VII                          6/28/2000                    35,000               $20.2939              Common Sold

Fund VII                          6/29/2000                    45,000                $20.075              Common Sold

Fund VII                          6/30/2000                    65,000                $20.534              Common Sold

Fund VII                           7/3/2000                    15,000                $20.513              Common Sold

Fund VII                           7/5/2000                     800                  $19.325              Common Sold

Fund VII                           7/6/2000                    2,000                 $18.604              Common Sold

Fund VII                           7/7/2000                    6,000                 $18.940              Common Sold

Fund VII                          7/10/2000                    5,000                 $18.700              Common Sold

Fund VII                          7/11/2000                    10,000                $19.075              Common Sold

Fund VII                          7/12/2000                    6,000                 $19.210              Common Sold

Fund VII                          7/13/2000                    1,600                 $19.223              Common Sold

Fund VII                          7/14/2000                     500                  $18.950              Common Sold

Fund VII                          7/17/2000                    3,000                 $18.544              Common Sold

Fund VII                          7/18/2000                    3,000                 $18.575              Common Sold

Fund VII                           8/3/2000                    11,000                $18.740              Common Sold

Fund VII                           8/4/2000                    15,000                $19.082              Common Sold

Fund VII                           8/7/2000                    20,000                $19.263              Common Sold

Fund VII                           8/8/2000                    1,000                 $19.450              Common Sold

Fund VII                           8/9/2000                    9,700                 $19.665              Common Sold

REPORTING                           DATE                    NUMBER OF                 PRICE               TRANSACTION
PARTY                                                         SHARES
Fund VII                          8/10/2000                    4,200                 $19.582              Common Sold

Fund VII                          8/11/2000                    7,500                 $19.517              Common Sold

Fund VII                          8/14/2000                    5,000                 $19.756              Common Sold

Fund VII                          8/15/2000                    15,000                $19.963              Common Sold

Fund VII                          8/17/2000                    35,000                $19.843              Common Sold

Fund VII                          8/22/2000                    91,120                $21.069              Common Sold


         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  August 24, 2000.


                               FIRST RESERVE FUND VII, LIMITED
                               PARTNERSHIP

                               By:  First Reserve GP VII, LP, as General Partner
                                    By:  First Reserve Corporation,
                                         as General Partner

                                    By:  /s/ Thomas R. Denison
                                         ---------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director


                               FIRST RESERVE GP VII, LP

                               By:  First Reserve Corporation,
                                    as General Partner

                                    By:  /s/ Thomas R. Denison
                                         ---------------------------------------
                                         Name:  Thomas R. Denison
                                         Title: Managing Director


                               FIRST RESERVE CORPORATION

                               By:  /s/ Thomas R. Denison
                                    --------------------------------------------
                                    Name:  Thomas R. Denison
                                    Title: Managing Director